ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-134553 Dated November 30, 2007

Bearish Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Consumer Discretionary Index

Tactical Solution for Flat or Bearish Markets

Lehman Brothers Holdings Inc. Notes Linked to the S&P 500® Consumer Discretionary Index due June 30, 2009

Investment Description

The Bearish Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Consumer Discretionary Index (the “Notes”) are designed for investors who want to express a bearish view of the U.S. consumer industry through an investment linked to the S&P 500® Consumer Discretionary Index (the “Index”). If the closing level of the Index on any quarterly Observation Date is at or below the Index Starting Level, the Notes will be called for an annualized return of between 26.00% and 30.00%, to be determined on the Trade Date. If the Notes are not called, at maturity you will receive your principal, unless the Index closes above the Trigger Level on any trading day during the Observation Period, in which case you will receive a payment equal to the principal amount of your Notes reduced by a percentage equal to the Index Return. Investors must be willing to risk losing up to 100% of their investment.

Features1

❑

Positive Call Return in Flat or Bearish Scenarios—If the closing level of the Index on any Observation Date is at or below the Index Starting Level, the Notes will be called and you will receive a positive return on your investment.

❑

Contingent Principal Protection—If the Notes are not called, at maturity the contingent principal protection feature protects your principal if the Index closing level was not above the Trigger Level on any trading day during the Observation Period.

❑

Express a Bearish View of the U.S. Consumer Sector—The Notes are linked to the Index, which as of October 31, 2007 consisted of 88 companies involved in the U.S. consumer sector and represents both a manufacturing segment, including automotive, household durable goods, textiles and apparel and leisure equipment, and a services segment, including hotels, restaurants and other leisure facilities, media production and services, and consumer retailing and services.

Key Dates1

Trade Date	December 17, 2007
Settlement Date	December 20, 2007
Final Valuation Date	June 25, 2009
Maturity Date	June 30, 2009

[1]	In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed so that the stated term of the Notes remains the same.

Security Offerings

We are offering Bearish Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Consumer Discretionary Index. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

See “ Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 560-I dated November 30, 2007, underlying supplement no. 1060 dated November 30, 2007 and this term sheet. See “ Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page SS-1 of product supplement no. 560-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 1060 for risks related to the Index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 560-I, underlying supplement no. 1060 or any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	100.00%	1.50%	98.50%
Total

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes, of which the Notes are a part, and the more detailed information contained in product supplement no. 560-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 1060 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 560-I, underlying supplement no. 1060, this term sheet, any other relevant terms supplement and any other relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 560-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 560-I and “Risk Factors” in the accompanying underlying supplement no. 1060, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement no. 560-I dated November 30, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507257123/d424b2.htm

♦	Underlying supplement no. 1060 dated November 30, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507257166/d424b2.htm

♦	MTN Prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the Bearish Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Consumer Discretionary Index that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You believe the Index will not close above the Trigger Level on any trading day during the Observation Period

♦	You believe the Index will close at or below the Index Starting Level on any Observation Date, including the Final Valuation Date

♦	You believe the Index will remain stable for the term of the Notes and will close at or below the Index Starting Level on the Final Valuation Date

♦	You are willing to hold Notes that will be called on any Observation Date on which the Index closes at or below the Index Starting Level or otherwise to hold the Notes to maturity

♦

You are willing to make an investment whose return is limited to the pre-specified Return on Call Date, a total return based upon an annualized return between 26.00% and 30.00%. The actual annualized return upon which the Return on Call Date is based will be set on the Trade Date.

♦	You do not seek current income from this investment

The Notes may not be suitable for you if, among other considerations:

♦	You believe the Index will close above the Trigger Level on at least one trading day during the Observation Period and that at maturity the Index Return will be positive

♦	You believe stock prices of companies involved in the U.S. consumer industry will increase during the Observation Period

♦	You seek an investment that is 100% principal protected

♦	You are not willing to make an investment in which you could lose up to 100% of your principal amount

♦

You seek an investment whose return is not limited to the pre-specified Return on Call Date, a total return based upon an annualized return between 26.00% and 30.00%. The actual annualized return upon which the Return on Call Date is based will be set on the Trade Date.

♦	You seek an investment for which there will be an active secondary market

♦	You are unable or unwilling to hold Notes that will be called on any Observation Date on which the Index closes at or below the Index Starting Level or otherwise to hold the Notes to maturity

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investment

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully “Key Risks” on page 5 and “Risk Factors” in product supplement no. 560-I, underlying supplement no. 1060 and the MTN prospectus supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/AA-)[1]

Issue Price	$10 per Note

Term	18 months, unless earlier called

Index	The S&P 500® Consumer Discretionary Index (Ticker: S5COND) (the “Index”)

Call Feature	The Notes will be called if the closing level of the Index on any Observation Date is at or below the Index Starting Level.

Observation Dates	March 25, 2008, June 25, 2008, September 25, 2008, December 26, 2008, March 25, 2009 and June 25, 2009

Call Settlement Dates	Three business days following the relevant Observation Date

Return on Call Date

If the Notes are called, investors, on a Call Settlement Date, will receive a cash payment per $10 principal amount Note equal to the Call Price for the applicable Observation Date. The Return on Call Date will be based upon an annualized return of between 26.00% and 30.00%. The table below assumes an annualized return of 28.00% (the midpoint of 26.00% and 30.00%). The actual annualized return upon which the Return on Call Date is based will be determined on the Trade Date.

Observation Date	Return on Call Date	Call Price (per $10.00)
March 25, 2008	7.00%	$10.70
June 25, 2008	14.00%	$11.40
September 25, 2008	21.00%	$12.10
December 26, 2008	28.00%	$12.80
March 25, 2009	35.00%	$13.50
Final Valuation Date (June 25, 2009)	42.00%	$14.20

Payment at Maturity (per $10)

If the Notes are not called and the Index closing level was not above the Trigger Level on any trading day during the Observation Period, you will receive a cash payment on the Maturity Date equal to $10 per $10 principal amount Note.

If the Notes are not called and the Index closing level is above the Trigger Level on at least one trading day during the Observation Period, you will receive a cash payment on the Maturity Date equal to:

$10 x (1 - Index Return);

provided that you will not receive any payment if the Index Return is equal to or exceeds 100%.

In this case, you may lose all or a substantial portion of your principal.

Index Return	Index Ending Level - Index Starting Level Index Starting Level

Trigger Level	140% of the Index Starting Level

Observation Period	The period commencing on (and including) the Trade Date and ending on (and including) the Final Valuation Date.

Index Starting Level	The closing level of the Index on the Trade Date.

Index Ending Level	The closing level of the Index on the Final Valuation Date.

CUSIP	52522L509

ISIN	US52522L5093

Determining Payment at Maturity

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume an Index Starting Level of 269.65, a Return on Call Date of 28.00% per annum (the midpoint of the range of 26.00% to 30.00%) and a Trigger Level of 377.51 (140% of the Index Starting Level). The actual Index Starting Level, Return on Call Date and Trigger Level will be set on the Trade Date.

EXAMPLE 1: Notes are called 1 year after Trade Date
Observation Date	Index Level	Result
March 25, 2008	296.60	Above Index Starting Level and Below Trigger Level, Securities NOT Called
June 25, 2008	283.10	Above Index Starting Level and Below Trigger Level, Securities NOT Called
September 25, 2008	288.50	Above Index Starting Level and Below Trigger Level, Securities NOT Called
December 26, 2008	264.30	Below Index Starting Level and Below Trigger Level, Securities are Called

Call Price (per $10.00)		$12.80 (return of 28.00% per annum)

EXAMPLE 2: Notes are called on the Final Valuation Date
Observation Date	Index Level	Result
March 25, 2008	285.80	Above Index Starting Level and Below Trigger Level, Securities NOT Called
June 25, 2008	307.40	Above Index Starting Level and Below Trigger Level, Securities NOT Called
September 25, 2008	315.50	Above Index Starting Level and Below Trigger Level, Securities NOT Called
December 26, 2008	286.50	Above Index Starting Level and Below Trigger Level, Securities NOT Called
March 25, 2009	299.30	Above Index Starting Level and Below Trigger Level, Securities NOT Called
Final Valuation Date (June 25, 2009)	264.30	Below Index Starting Level and Below Trigger Level, Securities are Called

Call Price (per $10.00)		$14.20 (return of 42.00%, or 28.00% per annum)

EXAMPLE 3: Notes are NOT called and the Index never closes above the Trigger Level on any trading day during the Observation Period
Observation Date	Index Level	Result
March 25, 2008	288.50	Above Index Starting Level and Below Trigger Level, Securities NOT Called
June 25, 2008	280.40	Above Index Starting Level and Below Trigger Level, Securities NOT Called
September 25, 2008	307.40	Above Index Starting Level and Below Trigger Level, Securities NOT Called
December 26, 2008	331.70	Above Index Starting Level and Below Trigger Level, Securities NOT Called
March 25, 2009	358.60	Above Index Starting Level and Below Trigger Level, Securities NOT Called
Final Valuation Date (June 25, 2009)	293.90	Above Index Starting Level and Below Trigger Level, Securities NOT Called

Settlement Amount (per $10.00)		$10.00 (return of 0.00% per annum)

EXAMPLE 4: Notes are NOT called and the Index closes above the Trigger Level on one or more trading days during the Observation Period
Observation Date	Index Level	Result
March 25, 2008	391.00	Above Index Starting Level and Above Trigger Level, Securities NOT Called
June 25, 2008	323.60	Above Index Starting Level and Below Trigger Level, Securities NOT Called
September 25, 2008	358.60	Above Index Starting Level and Below Trigger Level, Securities NOT Called
December 26, 2008	275.00	Above Index Starting Level and Below Trigger Level, Securities NOT Called
March 25, 2009	329.00	Above Index Starting Level and Below Trigger Level, Securities NOT Called
Final Valuation Date (June 25, 2009)	323.60	Above Index Starting Level and Below Trigger Level, Securities NOT Called
Settlement Amount (per $10.00)		$10.00 × (1 - Index Return)
		$10.00 × (1 - 20.00%)
		$8.00 (return of -20.00%, or -13.33% per annum)

What are the tax consequences of the Notes?

There is no statutory, judicial or administrative authority that directly addresses the proper U.S. federal income tax characterization and treatment of securities similar to the Notes. No ruling is being sought from the Internal Revenue Service as to the proper U.S. federal income tax characterization and treatment of the Notes. You should also be aware that our special tax counsel, Sidley Austin LLP, has not provided us with an opinion regarding the proper characterization of the Notes for U.S. federal income tax purposes. Therefore, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Notwithstanding the foregoing, Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 560-I.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 560-I and in the “Risk Factors” section of the accompanying underlying supplement no. 1060. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

Potentially Full Market Risk; You May Lose Some or All of Your Principal: If the Index level closes above the Trigger Level on any trading day during the Observation Period, you are fully exposed to any increase in the level of the Index (as measured by the Index Return). IN THESE CIRCUMSTANCES, YOU WILL LOSE 1% OF YOUR PRINCIPAL AT MATURITY FOR EVERY 1% INCREASE IN THE INDEX, UP TO 100% OF YOUR INVESTMENT.

♦

Limited Return on the Notes: Your potential gain on a $10 principal amount Note will be limited to the Call Price applicable for an Observation Date (less the $10 initial investment), regardless of the depreciation in the Index, which may be significant. Similarly, because the determination of whether the Notes will be called will be based on the Index closing level on a limited number of Observation Dates prior to the Maturity Date, and because, if the Notes are not called, the Index Ending Level will be based on the Index closing level on the last Observation Date (i.e., the Final Valuation Date), your return may be adversely affected by a sudden or temporary increase in the Index closing level on any or all of the Observation Dates. Conversely, you will not benefit from lower Index closing levels at any time during the term of the Notes other than on the Observation Dates. As a result, you may receive a lower return on the Notes than you would receive if you were to take a position in the stocks underlying the Index or in contracts relating to the Index.

♦

No Assurances of Negative-Return Environment: While the Notes are structured to provide potentially enhanced returns in a negative-return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

♦

Dealer Incentives: We, our affiliates and agents act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $0.15 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

Reinvestment Risk: If your Notes are called early, the holding period over which you would receive the per annum return of between 26.00% and 30.00% could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following an early call.

♦

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index and, Consequently, the Value of the Notes: We, our affiliates and agents publish research from time to time on matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish or may have published research or other opinions that are inconsistent with an investment position in the S&P 500® Consumer Discretionary Index. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates may publish or may have published research or other opinions that are inconsistent with an investment position in the S&P 500® Consumer Discretionary Index. Investors should make their own independent investigation of the merits of investing in the Notes.

♦

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Consumer Discretionary Index: We are not affiliated with any of the companies whose stocks are represented in the S&P 500® Consumer Discretionary Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your Notes. None of the money you pay us will go to any of the companies represented in the S&P 500® Consumer Discretionary Index, and none of those companies will be involved in the offering of the Notes in any way. None of the companies will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

♦

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 560-I.

♦	Uncertain Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

♦

Your Investment is Concentrated in One Industry: All of the securities included in the Index are issued by companies that are in the U.S. consumer sector, which provide significant exposure to industries that tend to be the most sensitive to economic cycles.

♦

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

The S&P 500® Consumer Discretionary Index

The S&P 500® Consumer Discretionary Index (the “S&P 500® Consumer Discretionary Index”) is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. As discussed more fully in underlying supplement no. 1060 under the heading “The S&P 500® Consumer Discretionary Index,” the S&P 500® Consumer Discretionary Index is intended to provide an indication of the pattern of common stock price movements of companies of the S&P 500 Index that are involved in the production or provision of consumer products and services. As of October 31, 2007, the companies that make up the S&P 500® Consumer Discretionary Index represented approximately 9.0% of the market capitalization of the companies that make up the S&P 500® Index.

You can obtain the level of the S&P 500® Consumer Discretionary Index at any time from the Bloomberg Financial Markets page “S5COND <Index> <GO>“ or from the S&P website at www.standardandpoors.com.

The graph below illustrates the daily performance of the S&P 500® Consumer Discretionary Index from November 28, 1997 to November 29, 2007. The historical levels of the S&P 500® Consumer Discretionary Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The S&P 500® Consumer Discretionary Index closing level on November 29, 2007 was 269.65.

The information on the S&P 500® Consumer Discretionary Index provided in this document should be read together with the discussion under the heading “The S&P 500® Consumer Discretionary Index” beginning on page US-3 of underlying supplement no. 1060. Information contained in the S&P website referenced above is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and Lehman Brothers Inc. (together, the “Agents”), and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) and will contain the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sales of the Notes.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We or our affiliate may enter into swap agreements or related hedge transactions with one or more of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.